Filed Pursuant To Rule 433

Registration No. 333-180974

July 26, 2013

The Street Transcription- Gold Should Be in Your Portfolio 07/25/13

Interview between Gregg Greenberg and Dave Mazza

Available here: http://www.thestreet.com/video/11989758/gold-should-be-in-your-portfolio.html

Gregg Greenberg: “Gold may be down, but it shouldn’t be out of your portfolio” says my next guest Dave Mazza from State Street Global Advisors. He’s here to talk about that. Welcome, Dave.

Dave Mazza: Thanks for having me.

Gregg Greenberg: Alright, gold’s gotten a little bit of a bump this week. For the year it’s down 20 percent. In a recent paper you wrote that you need to “reevaluate your gold position.” What do you mean by that?

Dave Mazza: Correct, a lot of people are focusing on the negativity, the fact that gold is down that percent that you mentioned. But gold can really have a lot of benefits to your portfolio, particularly when you think about how it can interact with other assets, like stocks and bonds, because it has a low correlation to those other assets and has the ability to preserve your purchasing power over the long-run.

Gregg Greenberg: So are the momentum players out of gold right now and you’re left with the core holders, the people that really believe in it?

Dave Mazza: A lot of evidence that we see from looking at both the futures’ market and from the exchange traded product market, you can see that some of those momentum players, as you say, are out of there. What we now have are people who are looking at gold from a long-term investment standpoint.

Gregg Greenberg: And you’re also seeing gold out of the headlines, it’s not in the advertisements anymore, it used to be that you could buy bullion anywhere; people were talking about that all the time, is that healthier for gold investors now?

Dave Mazza: A lot of the underlying fundamentals in the gold market right now remain quite healthy, in fact, they’re actually healthier right now that some of those, uh, non-fundamental traders have moved out of the marketplace.

Gregg Greenberg: Can you talk about those fundamentals? Because recently it’s been statements by Ben Bernanke moving the market, either tapering or not tapering, that’s what moves gold. What is gold when it comes to good old supply and demand for example?

Dave Mazza: We focus a lot on the US driven components of gold and just thinking about, is it really Ben Bernanke really causing all the movements? But gold is a very, very diverse asset. Its fundamental drivers of supply and demand are unique. Jewelry is actually the largest component of gold demand at 44 percent. And when you go down to the investment side, that’s at 35, plus you have the influence of central banks and technological uses. So the underlying supply side is actually constrained when we think about those diverse sources of demand, gold is a very, very unique asset, and because of that, we need to now begin to think about gold differently. It’s moved from just being a component of demand coming from the west; it’s really, a lot now, coming from the east. Uh, that now is comprising of 50 percent of demand when we think about the influence of China and India on the price of gold.

Gregg Greenberg: And then finally, the SSGA, your firm, is the company behind the GLD, which is the gold ETF, why should people own that ETF as opposed to going out and buying a cougar and an American eagle or a panda and putting it in their safety deposit box?

Dave Mazza: Investors have a lot of different options when thinking about adding gold to a portfolio, but using an ETF allows you to think about it as part of your investment holdings. An ETF brings you transparency, liquidity, cost efficiency, and you can look at how GLD is moving right alongside the other ETFs or others assets you may have right in your investment portfolio.

Gregg Greenberg: There’s the case for gold. Thanks, Dave.

Dave Mazza: Thanks for having me.

Gregg Greenberg: And thank you for watching The Street.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.